UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

_________________________

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Press Release dated November 27, 2013
2.	Invitation to an Ordinary and Extraordinary Shareholders Meeting of Grupo Financiero Santander Mexico, S.A.B. de C.V. to be held on December 13, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date: November 29, 2013

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO ANNOUNCES THE RESOLUTIONS
FROM THE BOARD OF DIRECTORS OF ITS SUBSIDIARY BANCO SANTANDER
(MÉXICO) S.A.

Mexico City, Mexico, November 27, 2013 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander Mexico” or the “Company”) today announced that the Board of Directors of its subsidiary Banco Santander (México), S.A. Institución de Banca Multiple, Grupo Financiero Santander México, resolved among other items, to (i) convene an Ordinary and Extraordinary General Shareholders Meeting at which, among other items, it will submit to its shareholders for approval, the payment of a cash dividend to its shareholders in an approximate amount between U.S.$1,000 million and U.S.$1,300 million and (ii) authorize the issuance of subordinated notes that comply with capital requirements under Basel III for Tier 2 capital in an aggregate amount of approximately U.S.$1,000 million, subject to market conditions and regulatory approvals.

In addition, the Board of Directors of Grupo Financiero Santander México, S.A.B. de C.V. resolved to convene an Ordinary and Extraordinary General Shareholders Meeting at which it will seek approval for, among other items, the payment of a cash dividend to its shareholders in an amount between U.S.$1,000 million and U.S.$1,300 million which will mainly come from the amount to be received from Banco Santander (México) S.A.

The above is part of a strategy to optimize the Bank's capital as it seeks to obtain a lower cost of capital and higher returns on equity.

Banco Santander S.A. (Spain) has expressed its intention to purchase 75% of the debt issuance referenced above and to ensure its complete subscription.

In the event that the two operations are consummated, it is estimated that the Bank will maintain a Tier 1 capital ratio of at least 12% and a Tier 2 capital ratio of approximately 2.5%.

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in the United States of America or any other jurisdiction in which such offer, solicitation or sale would be prohibited prior to registration or qualification under the securities laws of the United State or any such jurisdiction. The offering of debt securities described in this press release have not been registered under the United States Securities Act of 1933 or any applicable securities laws of any other jurisdiction. Without such registration, the securities described above may not be offered or sold in the United States or any other jurisdiction except pursuant to an exemption from the registration requirements of the Securities Act of 1933 or any applicable securities laws of such other jurisdiction.

About Grupo Financiero Santander México
Grupo Financiero Santander Mexico, S.A.B. de C.V. (Santander Mexico), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander Mexico offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30, 2013, Santander Mexico had total assets of Ps.806.3 billion under Mexican GAAP and more than 10.6 million customers. Headquartered in Mexico City, the Company operates 991 branches and 238 offices nationwide and has a total of 13,883 employees.

nvestor Relations Contact Gerardo Freire + (5255) 52691827 investor@santander.com.mx
GRUPO FINANCIERO SANTANDER MÉXICO PRESS RELEASE

Item 2

PRESS RELEASE	1

GRUPO FINANCIERO SANTANDER MEXICO, S.A. B. DE C.V.

Invitation to an Ordinary and Extraordinary Shareholders Meeting

By agreement of the Board of Directors, the shareholders of the Shares classes "B" and “F” of Grupo Financiero Santander Mexico, S.A. B. de C.V., (referred to as well as the Company)  in terms of articles 181 and 186 of the General Corporations Law (Ley General de Sociedades Mercantiles) and the bylaws, are invited to attend an Ordinary and Extraordinary Shareholders meeting, which will be held at 9:30 am on December 13, 2013, in the Auditorium of the offices of the Company located in Paseo de la Reforma, 500, Lomas de Santa Fe, Álvaro Obregón, 01219, in this city, to address the issues contained in the following:

AGENDA

I.-
Proposal and, if applicable, approval to modify the resolutions agreed at the Shareholders Meeting held on August 20, of 2013, related to the date for the payment of the dividend to be made on February 25, 2013.

II.-	Proposal and, if applicable, approval for the payment of a cash dividend to shareholders of the Company.

III.-
Proposal and, if applicable, approval for the separation and disincorporation of Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión, Grupo Financiero Santander México, as a financial entity of the financial group which Grupo Financiero Santander México, S.A. B. de C.V. is the controlling entity and approval to terminate the Unique Agreement of Responsibilities for Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión, Grupo Financiero Santander México.

IV.	Proposal and, if applicable, approval to modify the Unique Agreement of Responsibilities signed between Grupo Financiero Santander México, S.A.B. de C.V., and its financial entities.

V.	Proposal and, if applicable, approval to amend the Company´s articles of association.

VI.-	Appointment of delegates in order to enact the resolutions adopted at the Meeting and, if applicable, to formalize such resolutions.

To attend the Meeting, the shareholders must present the appropriate form (the Admission Card), which will be issued at the offices of the Secretary of the Company, located at Prolongación Paseo de la Reforma number 500, floor 2, Module 207, Col. Lomas de Santa Fe, Delegación Alvaro Obregon, in Mexico City. We hereby inform the shareholders that the forms needed to attend and exercise the right to vote at the Meeting will be provided upon presentation of the certificate issued by S.D. Indeval Institución para Depósito de Valores, S.A. de C.V, (“Indeval”) as complemented by the list of holders of these securities, formulated for that purpose by the Indeval depositaries, and must be accompanied by a copy of the Federal Taxpayers Registry, for each of the holders of such securities (or in the case of foreign holders the tax ID card or the appropriate supplementary document), in compliance with the terms and provisions of the Fiscal Code of the Federation (Código Fiscal de la Federación). The register of shareholders will be closed three business days prior to the date fixed for the Shareholders Meeting.

Shareholders may either attend the Meeting personally or be represented by a person or persons duly authorized by the power granted, in the forms created by the Company in accordance with the terms of article 22 of the Act to Regulate Financial Groups (Ley para Regular las Agrupaciones Financieras), and subsection III of article 49 of the Securities Act (Ley del Mercado de Valores). Such forms will be available to shareholders beginning on this date, at the Company´s domicile from the Secretary of the Board of Directors referred to above.

Mexico City, November 28, 2013.

_________________________________
Lic. Alfredo Acevedo Rivas
Secretario del Consejo de Administración

PRESS RELEASE	2

About Grupo Financiero Santander México

Grupo Financiero Santander Mexico, S.A.B. de C.V. (Santander Mexico), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander Mexico offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30, 2013, Santander Mexico had total assets of Ps.806.3 billion under Mexican GAAP and more than 10.6 million customers. Headquartered in Mexico City, the Company operates 991 branches and 238 offices nationwide and has a total of 13,883 employees.

Investor Relations Contact

Gerardo Freire Alvarado
+ 52 (55) 5269 1827
investor@santander.com.mx